Filed Pursuant to Rule 433

Registration Number 333-190160

International Business Machines Corporation
February 16, 2016
Pricing Term Sheet

Floating Rate Notes due 2017

1.800% Notes due 2019

2.250% Notes due 2021

3.450% Notes due 2026

4.700% Notes due 2046

Issuer	International Business Machines Corporation

Expected Issuer Ratings*	Aa3/AA-/A+ (Moody’s/S&P/Fitch)

Format	SEC Registered

Trade Date	February 16, 2016

Settlement Date	February 19, 2016 (T+3)

Joint Bookrunning Managers

Barclays Capital Inc., BNP Paribas Securities Corp., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, HSBC Securities (USA) Inc., Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc. and Wells Fargo Securities, LLC

Co-Managers	BNY Mellon Capital Markets, LLC, Standard Chartered Bank

Minimum Denominations	$100,000 and multiples of $1,000

	Floating Rate Notes	2019 Notes	2021 Notes	2026 Notes	2046 Notes

Size	$900,000,000	$1,200,000,000	$900,000,000	$1,350,000,000	$650,000,000

Maturity	August 18, 2017	May 17, 2019	February 19, 2021	February 19, 2026	February 19, 2046

Interest Payment Dates	Quarterly on February 18, May 18, August 18 and November 18	May 17 and November 17	February 19 and August 19	February 19 and August 19	February 19 and August 19

First Interest Payment Date	May 18, 2016	November 17, 2016	August 19, 2016	August 19, 2016	August 19, 2016

Coupon	Spread to LIBOR: + 45 bps Designated LIBOR Page: Reuters Screen LIBOR01 Page Index Maturity: 3 Months Interest Reset Period: Quarterly Interest Reset Dates: February 18, May 18, August 18 and November 18 Initial Interest Rate: Three month LIBOR plus 45 bps, determined on February 17, 2016	1.800%	2.250%	3.450%	4.700%

Benchmark Treasury	Not Applicable	0.750% due February 15, 2019	1.375% due January 31, 2021	1.625% due February 15, 2026	3.000% due November 15, 2045

Benchmark Treasury Yield	Not Applicable	0.912%	1.227%	1.790%	2.648%

Spread to Benchmark Treasury	Not Applicable	T + 90 bps	T + 105 bps	T + 170 bps	T + 210 bps

Yield to Maturity	Not Applicable	1.812%	2.277%	3.490%	4.748%

Make-Whole Call	Not Applicable	T + 15 bps	T + 20 bps	T + 30 bps	T + 35 bps

Par Call	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable

Price to Public	100.000%	99.959%	99.873%	99.665%	99.236%

Underwriting Discount	0.100%	0.150%	0.250%	0.400%	0.800%

Day Count	Actual/360, Modified Following Business Day	30/360	30/360	30/360	30/360

CUSIP	459200JD4	459200JE2	459200JF9	459200JG7	459200JH5

ISIN	US459200JD44	US459200JE27	US459200JF91	US459200JG74	US459200JH57

Additional Information for the Floating Rate Notes

General

The Floating Rate Notes will be issued under an Indenture dated as of October 1, 1993, between the issuer and The Bank of New York Mellon, as trustee, as supplemented by the First Supplemental Indenture dated as of December 15, 1995. The Floating Rate Notes will be unsecured and will have the same rank as all of the issuer’s other unsecured and unsubordinated debt.

Interest

Interest on the Floating Rate Notes will be payable quarterly to the persons in whose names the Floating Rate Notes are registered at the close of business on the fifteenth calendar day preceding each interest payment date. Interest on the Floating Rate Notes will accrue from and including February 19, 2016, to but excluding the first interest payment date, and then from and including the most recent interest payment date to which interest has been paid or duly provided for, to but excluding the next interest payment date or maturity date, as the case may be. We refer to each of these periods as an “interest period.” The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the face amount of the Floating Rate Note by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from February 19, 2016, or from the last date we paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360.

When we use the term “London business day,” we mean any day on which dealings in United States dollars are transacted in the London interbank market. A “business day” means any day except a Saturday, a Sunday or a legal holiday in The City of New York or a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close. In the event that any interest payment date (other than the maturity date) and interest reset date for the Floating Rate Notes would otherwise fall on a day that is not a business day, that interest payment date and interest reset date will be postponed to the next day that is a business day. If the postponement would cause the day to fall in the next calendar month, the interest payment date and interest reset date will be the immediately preceding business day.

The interest rate on the Floating Rate Notes will be calculated by the calculation agent appointed by the issuer, initially The Bank of New York Mellon. The calculation agent will reset the interest rate on each interest payment date and on February 19, 2016, each of which we refer to as an “interest reset date.” The second London business day preceding an interest reset date will be the “interest determination date” for that interest reset date. The interest rate in effect on each day that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date.

“LIBOR” will be determined by the calculation agent in accordance with the following provisions:

(a) With respect to any interest determination date, LIBOR will be the rate for deposits in United States dollars having a maturity of the Index Maturity commencing on the first day of the applicable interest period that appears on Reuters Screen LIBOR01 Page as of 11:00 a.m., London time, on that interest determination date. If no rate appears, LIBOR for that interest determination date will be determined in accordance with the provisions described in (b) below.

(b) With respect to an interest determination date on which no rate appears on Reuters Screen LIBOR01 Page, as specified in (a) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent (after consultation with the issuer), to provide the calculation agent with its offered quotation for deposits in United States dollars for the Index Maturity, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in The City of New York, on the interest determination date by three major banks in The City of New York selected by the calculation agent (after consultation with the issuer) for loans in United States dollars to leading European banks, having an Index Maturity and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If, however, the banks selected by the calculation agent are not providing quotations in the manner described by the previous sentence, LIBOR determined as of that interest determination date will be LIBOR in effect on that interest determination date.

“Reuters Screen LIBOR01 Page” means the display designated as the Reuters Screen LIBOR01 Page, or such other screen as may replace the Reuters Screen LIBOR01 Page on the service or any successor service as may be nominated for the purpose of displaying London interbank offered rates for United States dollar deposits by ICE Benchmark Administration Limited (“IBA”) or its successor or such other entity assuming the responsibility of IBA or its successor in calculating the London interbank offered rate in the event that IBA or its successor no longer does so.

All percentages resulting from any calculation of the interest rate on the Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the Floating Rate Notes by the calculation agent will (in the absence of manifest error) be final and binding on the noteholders and the issuer.

So long as any of the Floating Rate Notes remain outstanding, there will at all times be a calculation agent. If that bank is unable or unwilling to continue to act as the calculation agent or if it fails to calculate properly the interest rate on the Floating Rate Notes for any interest period, the issuer will appoint another leading commercial or investment bank to act as calculation agent in its place. The calculation agent may not resign its duties without a successor having been appointed.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 and J.P. Morgan Securities LLC collect at 1-212-834-4533.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by International Business Machines Corporation on February 16, 2016 relating to its prospectus dated July 26, 2013.